Exhibit 21
Subsidiaries of National Fuel Gas Company
As of September 30, 2010

State or Other
Jurisdiction of Incorporation
Legal Name	or Organization
National Fuel Gas Distribution Corporation	New York
National Fuel Gas Supply Corporation	Pennsylvania
Seneca Resources Corporation	Pennsylvania
Seneca South Midway LLC	Delaware
Seneca Western Minerals Corp.	Nevada
Highland Forest Resources, Inc.	New York
Empire Pipeline, Inc.	New York
Horizon Energy Development, Inc.	New York
Horizon Energy Holdings, Inc.	New York
Horizon Energy Development B.V.	The Netherlands
Horizon Power, Inc.	New York
Seneca Energy II, LLC	New York
Model City Energy, LLC	New York
Energy Systems North East, LLC	Delaware
National Fuel Resources, Inc.	New York
National Fuel Gas Midstream Corporation	Pennsylvania
National Fuel Gas Midstream Covington, LLC	Pennsylvania